February 23, 2009

VIA EDGAR

Filing Desk

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 58 to the Registration Statement on
Form N-1A of HighMark Funds (the “Trust”)
(File Nos. 033-12608 and 811-5059)

Ladies and Gentlemen:

Pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), the Trust is today filing with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 58 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”). The Trust is filing the Amendment to add five new series to the Trust – HighMark Equity Income Fund, HighMark Geneva Growth Fund, HighMark Geneva Small Cap Growth Fund, HighMark NYSE Arca Tech 100 Index Fund and HighMark Wisconsin Tax-Exempt Fund (the “Funds”). HighMark Geneva Small Cap Growth Fund will offer Class A, Class C and Fiduciary shares. The remaining Funds will offer Class A, Class B, Class C and Fiduciary shares. Shares of the new series will be offered in two prospectuses and a statement of additional information that are separate from the prospectuses and statement of additional information of the Trust relating to the existing series of the Trust.

The Amendment includes (i) the prospectus relating to the retail shares of the Funds, (ii) the prospectus relating to the fiduciary shares of the Funds, (iii) the statement of additional information relating to the Funds and (iv) the Trust’s Part C. The Amendment is marked to show changes to the Trust’s Part C from Post Effective Amendment No. 57 to the above referenced Registration Statement filed with the Commission on November 24, 2008. Since this Amendment relates only to the addition of the new series of the Trust in new prospectuses and a new statement of additional information, no prospectus or statement of additional information contained in the above referenced Registration Statement relating to any other series of the Trust is intended to be amended or superseded hereby. The Trust intends to file an amendment to the above referenced Registration Statement pursuant to Rule 485(b) in order to submit any required exhibits not included in this Amendment and to update certain other information.

Please do not hesitate to contact the undersigned (415-315-6385) or, in my absence, Hsin Chau of this office (415-315-6342) with any comments or questions you might have.

Very truly yours,

/s/ Jessica Riley Hale
Jessica Riley Hale